FOR IMMEDIATE RELEASE         For Further Information Contact:
     December 6, 1993              Stanley D. Green
                                   Executive Vice President - Finance
                                     and Corporate Development
                                   (501) 521-1141



                   LOCAL ATTORNEYS FILE $210 MILLION REFUND CLAIM
                              WITH ARKANSAS COMMISSION


          FAYETTEVILLE, ARKANSAS--Southwestern Energy Company (NYSE:SWN) today announced that a small local law firm filed a refund complaint against Arkansas Western Gas Company (AWG), the Company's utility subsidiary, asking the Arkansas Public Service Commission (APSC or the Commission) to order AWG to refund amounts related to gas costs collected from its customers since 1978. The claim purports to be a class action, although no Arkansas law specifically authorizes the pursuit of class action complaints before the APSC.
          The Fayetteville law firm of Pearson, Evans & Chadwick, which advertises itself as a firm of "personal injury trial lawyers," filed the complaint on behalf of two Fayetteville citizens who claim to be customers of AWG and "all others similarly situated."
          The complaint is based on a recent order of the APSC which found AWG's purchases under a contract with SEECO, Inc. (SEECO), an affiliated gas production company, to be in violation of Arkansas' so-called "least cost purchasing" statute (the Order). The contract between AWG and SEECO, designated as "Contract 59," was approved by the Commission in connection with a corporate reorganization of Southwestern in 1979. The Order found the price under the contract in question to be too high, but made no finding as to the appropriate price. The Order established a procedural schedule for the filing of additional testimony and the conduct of a hearing to determine "the most equitable pricing methodology" to apply to AWG's purchases from its affiliate. In that order, the Commission said "...refunds are not an issue in this Docket. As stated in Order No. 1 of this Docket, AWG's gas purchasing practices, affiliate transactions, gas costs and gas cost allocation issues...are being addressed on a prospective basis only."
          According to the complaint, "the PSC should order AWG to refund its ratepayers and customers at least Fourteen Million Dollars ($14,000,000) per year since 1978 or Two Hundred Ten Million Dollars ($210,000,000) or the amount by which the rates charged have exceeded the amount reasonably justified by the Rules of the PSC and the Statutes of Arkansas." The complaint does not

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     explain how the refund claim was calculated.  No refund amount can be calculated from the Order because the Order made no finding as to the appropriate price. The complaint states that the $210 million claim is "subject to further discovery and future amendment."
          "This is a classic example of a frivolous lawsuit," said Charles E. Scharlau, Chairman and Chief Executive Officer of Southwestern. "The complaint reflects a lack of regard for the relevant facts and legal principles and misstates certain of the facts upon which it is based. Furthermore, we believe that to grant the relief requested by the complaint would violate an Arkansas statute which expressly excepts from the APSC's refund authority actions which would constitute "retroactive ratemaking," or refunds of rates collected pursuant to previous orders of the Commission. We are, of course, disappointed that we have to devote any time to nuisance claims such as this, but will not allow our attention to be detracted from more meaningful matters."
          As an example of the factual problems evident in the claim, Scharlau referenced two sections of the filing. The first section states "The Federal Energy Regulatory Commission ("FERC") has jurisdiction over SEECO with regard to its interstate gas distribution business, including transportation services."
     Scharlau explained that SEECO is not regulated by the FERC, has no interstate gas distribution business, and offers no transportation services. The second section of the complaint referenced by Scharlau states "AWG's exploration and production activities are conducted primarily through its sister corp., SEECO, and various other divisions and subsidiaries managed by AWG." Scharlau explained that AWG conducts no exploration and production activities and manages no subsidiaries.
          Scharlau said that AWG would promptly file a response to the claim and would aggressively pursue its dismissal as well as any appropriate sanctions and disciplinary actions against the law firm.
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